Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

April 20, 2022

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to follow-up comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) via email on April 12, 2022 with respect to the Amendment and the Trust’s proposed new series, the Newday Ocean Health ETF and the Newday Diversity, Equity & Inclusion ETF (each, a “Fund,” and together, the “Funds”). The follow-up comments relate to the Trust’s response letter dated April 11, 2022 with respect to comments previously provided by the Staff with respect to the Amendment. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus – Fund Summary – Newday Ocean Health ETF – Principal Investment Strategies

1.We do not agree with your responses to comment #s 1 and 14. In this regard, please note the following:
*     The staff has long taken the position that a fund with an ESG-related term in its name is subject to the Names Rule.
*     This position has strengthened over time and is shared at the most senior levels of the Disclosure Office and IM.
*     In addition, Chair Gensler has spoken about fund names and ESG. In these statements, he has emphasized the importance of names that include ESG-related terms. See Chair Gensler’s Remarks at July 2021 AMAC meeting, available at sec.gov. https://www.sec.gov/news/public-statement/gensler-amac-2021-07-07.
*     Most funds include an 80% policy when they have an ESG-related term in their name. By not including one, the fund’s disclosure is inconsistent with the typical practice among funds.
*     The staff will not accelerate a registration statement that has an ESG-related term in its name and that does not have an 80% policy that includes ESG.
*    With respect to the Diversity Equity and Inclusion ETF, please see the disclosure for other effective funds with “diversity” in their names on EDGAR. If you need help finding them, I would be happy to help.

Response: The Trust respectfully disagrees that the Fund’s name is subject to the Names Rule for the reasons set forth in its response letter dated April 11, 2022. Nonetheless, the Trust is agreeable to including the following non-fundamental restrictions in the Funds’ prospectus:

Newday Ocean Health ETF. The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing primarily in equity securities of Ocean Health Companies (defined below). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in Ocean Health Companies. The Fund categorizes an “Ocean Health Company” as a company that is concerned with and attentive to discharge of excess nutrients into bodies of water, end of lifecycle product waste, commitments to environmental protectionism, and/or CO2 emissions.

Newday Diversity, Equity & Inclusion (DEI) ETF. The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing primarily in equity securities of DEI Companies (defined below). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in DEI Companies. The Fund categorizes a “DEI Company” as a company that prioritizes hiring minority community members at all levels of its organization, including, executive level and board membership and has disclosed evidence through its internal programs and policies that all employees have equal opportunities for advancement.

2.In the DEI prospectus, please provide examples of what you mean by “Workforce” and “Management” as you do in response #10 with respect to the Ocean Health ETF.

Response: The Trust responds by revising the relevant sentence in the disclosure as follows:

“The thematic categories in the Diversity, Equity & Inclusion model are ‘Workforce’ (e.g., company employees that do not hold an officer title) and ‘Management’ (e.g., officers of the company).”

3.With respect to your list of Ocean Health companies, the link between Adobe, Cisco and CVS and ocean health is tenuous. Please advise or revise. Please file the ocean health examples as part of your response letter on EDGAR.

Response: The Trust responds by referencing ocean health company examples on Attachment A to this letter. Per the Fund’s sub-adviser, Newday Funds, Inc. (“Newday”), each of the ocean health company examples provide solutions, whether that be through products, services, operating activities, and/or capital expenditures that positively contribute and amplify a healthy ocean and blue economy. Newday considers these measures primary factors of a company's alignment with ocean health, as there are not (or are very few) publicly traded companies with business models centrally developed around ocean restoration. Each company falls within the definition of an “Ocean Health Company” as defined in the prospectus and has also met all of the Fund’s investment criteria and hurdles as described in the prospectus. Among the activities covered in Attachment A are:

Energy Efficiency and Renewable Energy: Both of these initiative categories help decarbonize a company's environmental footprint, limiting the emission of CO2 and other greenhouse gases. Preventing ocean acidification and warming, as a part of broader climate change mitigation efforts, directly benefits present and future ocean health.

Recycling efforts: Plastic and chemical pollution sources pose acute threats to aquatic ecosystems. Strong recycling and environmental impact reduction efforts can divert these materials from ending up in aquatic ecosystems.

Partnerships: Impact-aligned companies often partner with NGOs, or public and private organizations who focus on specific impact solutions. These organizations lend their specific expertise on the impacts of products and services, and also serve as advocacy and fundraising sources. These types of partnerships allow companies to more effectively target topics such as ocean health.

4.Please file the DEI examples as part of your response letter on EDGAR.
Response: The Trust responds by referencing the DEI company examples on Attachment B to this letter. Each company falls within the definition of a “DEI Company” as defined in the prospectus and has also met all of the Fund’s investment criteria and hurdles as described in the prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC

Attachment A
(Ocean Health Company Examples)

AECOM [ACM]
AECOM is a constituent of Newday's Healthy Oceans portfolio. AECOM helps communities and businesses understand, maintain and design sustainable coastal environments throughout the world. Their coastal engineering experts use high-tech models and monitoring devices to understand the forces affecting coastal environments including sea level rise, tides, erosion, waves and storms surge. This understanding provides the basis for the innovative designs for sustainable coastal structures and nature-based applications that AECOM has developed for coastal areas. From coastal restoration projects, to port planning, to storm surge modeling, and beyond, AECOM’s diverse coastal engineering professionals can provide a design solution that meets the needs of each unique coastal location.

Adobe [ADBE]
- Adobe is committed to sustainable operations. Their goal is to power 100% of operations with renewable energy by 2035.

- They have reduced the environmental impact of their products, including waste, by more than 95%. For the waste they do generate, they work with employees as well as local partners like SIMS Recycling and Green Standards to responsibly divert it to compost or recycling. As a result, their diversion rate is over 90% each year.

- Adobe and The Ocean Agency are working with artists to inspire support for ocean conservation. Using artwork exhibitions, displays and other opportunities to influence leaders and policymakers in support of the UN Decade of Ocean Science for Sustainable Development.

Cisco [CSCO]
- Cisco is a constituent of Newday’s Healthy Oceans strategy for their creative partnerships and longstanding commitment to environmental stewardship. One interesting partnership that Cisco has struck up is with The Benioff Ocean Initiative.

- Cisco, along with other companies like Lyft and Bloomberg, joined the Step Up Declaration at the Global Climate Action Summit and pledged to engage in actions that will greatly reduce their greenhouse gas emissions. At the same summit, Cisco and others supported The Benioff Ocean Initiative which publicly crowd-sources ocean problems and then assembles a team of scientific experts and uses $1 million to resolve one of them.

- Cisco has also supported ocean health through their more general environmental initiatives. Over the past years Cisco has diverted 80 percent of their waste from landfill through recycling, composting, and donations, implemented over 440 energy efficiency projects that reduce costs and emissions, and seen a 55 percent reduction in Scope 1 and 2 GHG emissions, just to name a few. Together, these efforts reduce climate change that alters ocean ecosystems, limits waste from polluting ocean-connected waterways, and encourages environmental responsibility globally.

CVS Health Corp [CVS]
- CVS Health is a partner of Ocean Conservancy and is a member of the Trash Free Seas Alliance. Through their partnership and colleague participation in the International Coastal Cleanup, they have helped remove more than 2 million pieces of tobacco-related trash from coastlines in 2018. Cigarettes butts are the most commonly found items littering our shorelines, and hundreds of CVS Health colleagues across the country joined cleanup events in their local communities to support these efforts.

Attachment B
(Diversity, Equity & Inclusion Company Examples)

Accenture PLC [ACN]
Chair & CEO is a woman; 5 women out of 10 on Board (2 women of color)
- Ranked among the top scoring companies in the Disability Equality Index 5 consecutive years
- Refinitiv Diversity & Inclusion Index Among Top 3 for 3 consecutive years
- Human Rights Campaign’s Corporate Equality Index In Chile, Mexico and U.S
- Stonewall Global Workplace Equality Index 6 consecutive years
- National Organization on Disability’s Disability Employer Seal of Approval for five consecutive years
- Ranked No. 2 on Diversity Inc’s top 50 companies for diversity for 15 consecutive years.
Best Buy Co Inc [BBY]
CEO is a woman; 5 women out of 11 Board members, 1 woman of color
- Perfect Score for Human Rights Campaign Foundation Corporate Equality Index 2021
- Best Places to Work for Disability Inclusion 2021
- LinkedIn Talent Awards, U.S. Edition: Diversity Champion and Best Employer Brand, 2021
- Forbes – Best Employers for Diversity
- Forbes – Best Employers for Women (3rd year)
- Fortune – Most Powerful Women (No. 9)
- Human Rights Campaign – Best Places to Work for LGBTQ Equality (16th year)
Lowes Companies Inc [LOW]
Chairman, President & Chief Executive Officer is a Black man
- Received a 100 rating on the Human Rights Campaign’s Corporate Equality Index for being a best place to work for LGBTQ+ Equality for the second consecutive year
- Included on the Disability Equality Index 2020 Best Places to Work for disability inclusion
Walgreens Boots Alliance Inc [WBA]
CEO is a Black woman, 5 women (2 Black including CEO) out of 11 Board Members
- Fourth consecutive year with the top score of 100 percent on the 2020 Disability Equality Index (DEI)
- 2020 & 2021 Disability Equality Index Best Places to Work
- 2021 Top 25 Public Company Diversity & Inclusion Leaders
- 2021 Diversity Inc Top 50 Companies for Diversity
- 2020 Healthcare Businesswomen’s Association (HBA) ACE Award - for exemplary workplace initiatives that are working to close gender and racial inequities
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